

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Edward Codispoti
Chief Financial Officer
NV5 Global, Inc.
200 South Park Road, Suite 350
Hollywood, Florida 33021

>   **Re: NV5 Global, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 28, 2019**
>   **Filed February 26, 2020**
>   **File No. 001-35849**

Dear Mr. Codispoti:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services